787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 9, 2018

VIA EDGAR

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc. Registration Statement on Form N-14

(Securities Act File No. 333-225643)

BlackRock Variable Series Funds II, Inc. Registration Statement on Form N-14

(Securities Act File No. 333-225645)

Dear Ms. DiAngelo Fettig:

On behalf of BlackRock Variable Series Funds, Inc. (the “BlackRock V.I. Registrant”) and BlackRock Variable Series Funds II, Inc. (the “BlackRock V.I. II Registrant,” and together with the BlackRock V.I. Registrant, the “BlackRock Registrants” and each, a “BlackRock Registrant”), this letter supplements the response letter filed with the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission via EDGAR on August 1, 2018.1 This supplement responds to comments provided by the Staff to the undersigned and Elliot J. Gluck via e-mail on August 3, 2018 regarding the BlackRock Registrants’ Registration Statements on Form N-14 (each, a “Registration Statement” and together the “Registration Statements”) relating to (i) the proposed acquisition by BlackRock Total Return V.I. Fund, a series of the BlackRock V.I. II Registrant, of all of the assets and certain stated liabilities of Bond Fund, a series of the State Farm Variable Product Trust (the “State Farm Registrant” and together with the BlackRock Registrants, the “Registrants”), in exchange for Class I shares of BlackRock Total Return V.I. Fund, (ii) the proposed acquisition by BlackRock International Index V.I. Fund, a series of the BlackRock V.I. Registrant, of all of the assets and certain stated liabilities of International Equity Index Fund, a series of the State

[1]	Accession No. 0001193125-18-234918.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

August 9, 2018

Farm Registrant, in exchange for Class I shares of BlackRock International Index V.I. Fund, (iii) the proposed acquisition by BlackRock S&P 500 Index V.I. Fund, a series of the BlackRock V.I. Registrant, of all of the assets and certain stated liabilities of Large Cap Equity Index Fund, a series of the State Farm Registrant, in exchange for Class I shares of BlackRock S&P 500 Index V.I. Fund, (iv) the proposed acquisition by BlackRock Government Money Market V.I. Fund, a series of the BlackRock V.I. Registrant, of all of the assets and certain stated liabilities of Money Market Fund, a series of the State Farm Registrant, in exchange for Class I shares of BlackRock Government Money Market V.I. Fund, (v) the proposed acquisition by BlackRock Small Cap Index V.I. Fund, a series of the BlackRock V.I. Registrant, of all of the assets and certain stated liabilities of Small Cap Equity Index Fund, a series of the State Farm Registrant, in exchange for Class I shares of BlackRock Small Cap Index V.I. Fund, and (vi) the proposed acquisition by BlackRock iShares® Dynamic Allocation V.I. Fund, a series of the BlackRock V.I. Registrant, of all of the assets and certain stated liabilities of Stock and Bond Balanced Fund, a series of the State Farm Registrant, in exchange for Class I shares of BlackRock iShares® Dynamic Allocation V.I. Fund.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the BlackRock Registrants. The BlackRock Registrants’ responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the BlackRock Registrants. The State Farm Registrant has reviewed this letter and has represented to the BlackRock Registrants that any statements regarding the Target Funds are accurate. A Pre-Effective Amendment to each Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in each Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statements.

Accounting Staff Comments

Comment No. 1:	Questions & Answers – Question 3. Please add disclosure to the Registration Statements explaining the basis for the share class selection.

Response:	The BlackRock Registrants have added the following language to the end of the Answer to Question 3 to reflect the basis for the share class selection: “Share class selection was primarily based on shareholder eligibility requirements of each share class of both the Target Funds and the Acquiring Funds and on the lack of a distribution fee for each share class. In addition, similarities in shareholder services and expenses were considered.”

Comment No. 2:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Summary – Fees and Expenses. The Staff notes that each Acquiring Fund’s expense waiver should be in effect for at least one year to be shown in this section of the Registration Statement. Please revise the fee tables accordingly.

August 9, 2018

Response:	The BlackRock Registrants submit that shares of each Combined Fund are being offered to the applicable Target Fund shareholders through the Combined Prospectus/Proxy Statement, and that the contractual expense limitation with respect to each Combined Fund will be in place for at least one year from the date of the Registration Statements. Accordingly, the BlackRock Registrants respectfully decline to take this comment.

Comment No. 3:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Comparison of the Funds – Purchase, Redemption, Exchange and Valuation of Shares – Comparison of Valuation Policies – Valuation Policies – Combined Funds. Please confirm supplementally that the Funds have been parallel priced and that there were no material differences resulting from the parallel pricing. Please add disclosure stating that no material valuation adjustments are expected.

Response:	As previously noted, the BlackRock Registrants do not anticipate material valuation differences as of the merger date. As stated in Section 2.4 of the Agreement and Plan of Reorganization, the Selling Trust and the Acquiring Corporation (as such terms are defined in the applicable Agreement and Plan of Reorganization) agree to use all commercially reasonable efforts to resolve prior to the Valuation Date any material pricing differences between the prices of portfolio securities determined in accordance with the Target Fund’s valuation procedures and those determined in accordance with the Acquiring Fund’s valuation procedures.

In response to the Staff’s comment, the portfolio securities in the Target Funds, as of December 31, 2017, were parallel priced and adjustments relating to such parallel pricing for BlackRock International Index V.I. Fund are reflected in the capitalization and pro forma tables. In addition, the BlackRock Registrants have added disclosure to the lead in to the capitalization tables to note that, except as noted with respect to BlackRock International Index V.I. Fund, there are no material adjustments expected due to the valuation. A footnote to the capitalization table for BlackRock International Index V.I. Fund has also been added to note that the adjustments were due to differences in the fair valuation policies and procedures of International Equity Index Fund and BlackRock International Index V.I. Fund with respect to foreign securities.

Comment No. 4:	Statement of Additional Information – Pro Forma Financial Statements (Unaudited) – Combined Funds. It appears as if there are planned significant redemptions of Target Fund shares. If so, these need to be reflected in the capitalization table and appropriately footnoted. Please also add disclosure regarding the planned significant redemption and confirm that there will be no effect to the fee tables of this significant redemption. The Staff notes that final distributions are not typically disclosed as an adjustment to the capitalization table. If the Registrants choose to keep this adjustment, the adjustment also needs to be made in the capitalization table with an appropriate footnote. Finally, the Staff notes that the costs of the Reorganizations should not be shown because they are covered in each Acquiring Fund’s expense caps.

August 9, 2018

Response:	The BlackRock Registrants submit that the capitalization tables have been adjusted to reflect significant redemptions. In addition, the capitalization tables have been updated to include footnotes relating to such redemptions. As requested, disclosure has also been added regarding the planned significant redemptions. Additionally, the BlackRock Registrants have added disclosure to reflect that the capitalization tables do not include final distributions.

The BlackRock Registrants hereby confirm that the fee tables currently reflect the impact of significant redemptions, and that no additional edits to the fee tables are needed to reflect the impact of such redemptions.

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Please do not hesitate to contact me at (212) 728-8629 if you have any comments or if you require additional information.

Respectfully submitted,

/s/ Mia G. Pillinger
Mia G. Pillinger

cc:	Benjamin Archibald, Esq., BlackRock Advisors, LLC

Gladys Chang, Esq., BlackRock Advisors, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Stacey P. Ruiz, Esq., Willkie Farr & Gallagher LLP